ANAPTYSBIO, INC.

10421 Pacific Center, Suite 200

San Diego, California 92121

January 23, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention:	Suzanne Hayes Irene Paik Joseph McCann Tabatha McCullom Mary Mast

Re:	AnaptysBio, Inc., Form S-1 Registration Statement (File No. 333-206849) initially filed September 9, 2015, as amended.

Requested Date:	January 25, 2017
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, AnaptysBio, Inc. (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the Commission.

The Registrant hereby authorizes Robert A. Freedman and Matthew Rossiter, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, orally to modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Mr. Rossiter at (415) 875-2372.

* * *

Sincerely,
ANAPTYSBIO, INC.

By:	/s/ Hamza Suria

Name:	Hamza Suria
Title:	Chief Executive Officer

cc:	Robert A. Freedman, Esq., Fenwick & West LLP
Matthew Rossiter, Esq., Fenwick & West LLP
Charles S. Kim, Esq., Cooley LLP